Equillium, Inc.

2223 Avenida de la Playa

Suite 105

La Jolla, CA 92037

(858) 412-5302

November 21, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Paik

Re:	Equillium, Inc.
Registration Statement on Form S-3
Filed: November 13, 2019
File No. 333-234683

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Equillium, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on Monday, November 25, 2019, or as soon thereafter as is practicable.

In connection with this request, the Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Wade W. Andrews of Cooley LLP at (858) 550-6042.

Sincerely,

EQUILLIUM, INC.

By: /s/ Jason A. Keyes

  Jason A. Keyes

  Chief Financial Officer